Exhibit 23

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement No. 333-21489, 333-21491, and 333-111618 of Systemax Inc. on Form S-8 of our report dated March 12, 2004 (April 13, 2005 as to the effects of the restatement discussed in Note 2) (which report expresses an unqualified opinion and includes explanatory paragraphs relating to the Company's change in method of accounting for goodwill and other intangibles to conform to Financial Accounting Standards Board Statement No. 142, "Goodwill and Other Intangible Assets" and to the restatement of the 2003 consolidated financial statements) relating to the consolidated financial statements of Systemax Inc. appearing in the Annual Report on Form 10-KA of Systemax Inc. for the year ended December 31, 2003.

/s/ Deloitte & Touche LLP

DELOITTE & TOUCHE LLP
New York, NY
April 13, 2005